UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UnionBanCal Corporation

400 California Street

San Francisco, CA 94104

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and Salary Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Compensation and Benefits Committee

Pacific Capital Bancorp Amended and Restated Incentive and Investment and

Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets (in liquidation) available for benefits of Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets (in liquidation) available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets (in liquidation) available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets (in liquidation) available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Board of Directors of the Pacific Capital Bancorp, the Plan’s sponsor, voted on March 9, 2012, to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which fully benefit-responsive contracts are stated, from the ongoing plan basis used in presenting the 2011 financial statements to the liquidation basis in presenting the 2012 financial statements. Our opinion is not modified with respect to this matter.

/s/ Hutchinson and Bloodgood LLP

Los Angeles, California

June 28, 2013

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Statement of Net Assets (in Liquidation) Available for Benefits (2012)

and Statement of Net Assets Available for Benefits (2011)

	December 31,
	2012	2011
ASSETS
Investments, at fair value	$69,076,658	$65,501,569

Receivables:
Notes receivable from participants	2,258,426	2,417,727
Participant contributions	–	351
Employer contributions	1,262,189	1,146,301
Dividend receivable	–	15,481

Total receivables	3,520,615	3,579,860

Net assets reflecting investments at fair value	72,597,273	69,081,429

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	(45,342)

Net assets available for benefits	$72,597,273	$69,036,087

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Statement of Changes in Net Assets (in Liquidation) Available for Benefits (2012)

and Statement of Changes in Net Assets Available for Benefits (2011)

	Year Ended December 31,
	2012	2011
Additions:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$9,317,852	$(2,726,668)
Interest, dividends and capital gain distributions	1,312,733	1,064,364

Net investment income/(loss)	10,630,585	(1,662,304)

Interest income on notes receivable from participants	80,037	80,485

Contributions:
Participant	4,152,688	3,626,923
Employer	1,262,189	1,161,725
Rollover	563,618	141,797

Total contributions	5,978,495	4,930,445

Total additions	16,689,117	3,348,626

Deductions:
Benefits paid to participants	13,116,652	6,901,558
Participant loans terminated due to withdrawals of participants	–	11,360
Administrative expenses	11,279	14,588

Total deductions	13,127,931	6,927,506

Net increase/(decrease) in net assets available for benefits	3,561,186	(3,578,880)

Net assets available for benefits at beginning of year	69,036,087	72,614,967

Net assets available for benefits at end of year	$72,597,273	$69,036,087

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 1.       DESCRIPTION OF THE PLAN

The following description of Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Pacific Capital Bancorp (“the Company” and “Plan Sponsor”) who have attained age 18 and completed three months of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s net assets are held in a trust completely separate from the Company’s assets.

On December 1, 2012, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 9, 2012 (the “Merger Agreement”), by and among UnionBanCal Corporation (“UNBC”), Pebble Merger Sub Inc. (“Merger Sub”), and Pacific Capital Bancorp (the “Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of UNBC (the “Merger”). Pursuant to an Agreement and Plan of Merger dated December 1, 2012 by and between the Company and UNBC, on December 3, 2012, the Company merged with and into UNBC, with UNBC surviving.

Under the terms of the Merger Agreement, each outstanding share of the Company’s common stock was converted into the right to receive $46.00 in cash without interest, less any applicable tax withholding, other than shares owned by UNBC, the Company or any direct or indirect wholly owned subsidiary of UNBC or the Company (subject to certain exceptions), which shares were cancelled without payment.

On February 28, 2013, Pacific Capital Bancorp’s Amended and Restated Incentive and Investment and Salary Savings Plan was terminated and all of the Plan’s assets were transferred and merged with Union Bank, N.A, 401(k) Plan and Trust.

Contributions

Participants may defer an amount equal to not less than one percent or no more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers, amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (“IRC”) for the years ended December 31, 2012 and 2011 was $17,000 and $16,500, respectively. Catch up contributions of $5,500 were available to participants who had attained age 50 or older by December 31, 2012, and 2011, and had not exceeded the contribution limit for the Plan year.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 1.      DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

The Company provides a match of 1 percent to 50 percent on participant contributions, up to a maximum of 6 percent of participant’s compensation, under the non-safe harbor rules and regulations of the IRC. This resulted in a maximum Company match of 3 percent for 2012 and 2011.

The Company may also make annual profit sharing and qualified non-elective contributions. The Company matching contributions amounted to $1,262,189 and $1,161,725 for the years ended December 31, 2012 and 2011, respectively. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2012 and 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company non-safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of service. The Company adopted a 2-6 year graded vesting schedule as follows:

Years of Service	Percentage Vested (%)

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service. As a result of the merger with and into UNBC on December 3, 2012, all participants became fully vested.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 1.      DESCRIPTION OF THE PLAN  (Continued)

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the going base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years. Upon termination of employment, all loans will immediately become due and payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be offset against the participant’s vested account balance. All terms of outstanding loans remained the same after the merger with and into UNBC on December 3, 2012.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 1.      DESCRIPTION OF THE PLAN  (Continued)

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit-sharing contributions upon termination of employment. Such forfeitures shall first be used to restore the forfeited accounts of reemployed participants, and if any forfeiture remain, shall first be allocated to pay for administrative or legal expenses of the Plan, then will be allocated among the accounts of participants who are eligible employees during the Plan year. The remaining balance in the forfeiture account was immaterial at December 31, 2012 and 2011.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

If a decision to terminate a plan has been made before the plan’s year end, generally accepted accounting principles requires that the financial statements are to be prepared on the liquidation basis of accounting when liquidation is imminent. Liquidation would be considered imminent when either (a) a plan for liquidation has been approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy) and the likelihood is remote that the entity will subsequently return from liquidation. The liquidation basis should be applied from the date the decision to terminate the plan is made. The liquidation basis usually causes little or no change in the values of plan assets, because most plan assets are at fair value.

The accompanying 2012 financial statements have been prepared using the liquidation basis while the 2011 financial statements were prepared in accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”).

Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the fair value measurement and disclosure requirements in accordance with accounting standards, which defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The accounting standard does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. Refer to Note 4, “Fair Value Measurements,” of these financial statements for additional disclosures.

The Federated Capital Preservation Fund and the Charles Schwab Stable Value Fund (“the Funds”) are common collective trust funds which invest in a diversified portfolio of stable assets. The investment contracts for the Funds are all fully benefit-responsive at contract value. The Federated Capital Preservation Fund at December 31, 2012 is recorded at fair value as required by the liquidation basis of accounting. On the other hand, the Charles Schwab Stable Value Fund at December 31, 2011, is recorded at contract value since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The difference between contract value and fair value of the Charles Schwab Stable Value Fund is reflected on the statement of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” for the year ended December 31, 2011.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Realized and Unrealized Appreciation/(Depreciation)

Realized and unrealized appreciation/(depreciation) are based on the fair value of the assets at the end of the Plan year compared to the fair value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased or exchanged during the Plan year.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Administrative Expenses

The Plan and the Company incur certain expenses in administering the Plan. Expenses paid by the Company are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments, mutual fund management fees and loan processing. During the years ended December 31, 2012 and 2011, the Plan paid administrative expenses to an affiliate of Charles Schwab Trust Company for certain investments in Charles Schwab managed mutual funds. Fees paid by the Plan to Charles Schwab for the investment management services amounted to $11,279 and $14,588 for the years ended December 31, 2012 and 2011, respectively.

The Company pays Morton Capital Management, a registered investment advisor and a wholly-owned subsidiary of the Company, a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net plan assets, excluding the value of the Company’s stock in the Plan and self-directed brokerage accounts. During the years ended December 31, 2012 and 2011, fees paid to Morton Capital Management were $92,113 and $99,479, respectively.

NOTE 3.      INVESTMENTS

The following presents investments of the Plan as of December 31, 2012, and 2011. Specific investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	December 31,
	2012			2011
Money market funds	$	_		$5,498
Common collective trusts:
Federal Capital Preservation Fund		5,520,512	*	–
Charles Schwab Stable Value Fund		–		6,571,246	*
Mutual funds:
T. Rowe Price Retirement 2010 Adv		8,704,257	*	8,253,859	*
T. Rowe Price Retirement 2020 Adv		8,742,654	*	6,795,441	*
T. Rowe Price Retirement 2030 Adv		9,357,250	*	8,061,802	*
Schwab S&P 500 Index Inv		4,099,289	*	3,443,058
PIMCO Total Return		3,706,592	*	3,558,918	*
Other mutual funds		27,088,639		23,918,739
Self-directed accounts		1,857,465		1,528,054
Pacific Capital Bancorp common stock		–		3,319,612	*

Total investments		$69,076,658		$65,456,227

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 3.      INVESTMENTS  (Continued)

During the years ended December 31, 2012, and 2011, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated or depreciated in fair value as follows:

	December 31,
	2012	2011
Pacific Capital Bancorp common stock	$2,108,411	$3,674
Mutual funds	6,912,707	(2,951,293)
Common Collective trusts	119,317	307,766
Self-directed accounts	177,417	(86,815)

Net appreciation/(depreciation) in fair value of investments	$9,317,852	$(2,726,668)

NOTE 4.      FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value and establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1	–	Observable quoted prices in active markets for identical assets and liabilities.

Level 2	–	Observable quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	–	Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 4.      FAIR VALUE MEASUREMENTS  (Continued)

The following methods and assumptions were used to estimate the fair value of each class of assets that are recognized at fair value. There have been no changes in the methodologies used as of December 31, 2012 and 2011.

•	Money market funds: The carrying value approximates fair value.

•

Common collective trust: The Federated Capital Preservation Fund and the Charles Schwab Stable Value Fund were common collective trust funds which invested in a diversified portfolio of stable assets which included, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, bonds, notes, alternative and synthetic guaranteed investment contracts as well as short-term money market instruments. In determining fair value for the common collective trust, the trustee considered such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. The fair value of the wrap contracts is determined using a discounted methodology which incorporated the difference between current market level rates for contract level wrap fees and the wrap fee being charged. Investments in units of collective trust funds and short-term investment funds were valued at their respective net asset values as reported by the funds daily. Short-term money market investments were stated at amortized cost, which approximates fair value. Participant-directed redemptions are distributed within 30 days at contract value; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund at contract value or it may receive the fair value of its proportionate share of the fund upon earlier distribution.

•	Mutual funds: Valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

•

Self-directed accounts: Consisted of cash, common stocks, mutual funds and unit investment trusts. The carrying value of cash approximates fair value. Common stocks, mutual funds and unit investment trusts are valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

•

Pacific Capital Bancorp common stocks: Valued using quoted market prices. Under the terms of the Merger Agreement dated December 1, 2012, each outstanding share of the Company’s common stock was converted into the right to receive $46.00 in cash and reinvested in the Plans other funds based on the participants’ allocation of the Plan earnings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in different fair value measurements as of the reporting date.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 4.      FAIR VALUE MEASUREMENTS  (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012, and 2011.

	Recurring Fair Value Measurements at Reporting
	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Investments:
Common collective trust	$5,520,512	$—	$5,520,512	$—
Mutual funds:
Equity – domestic	17,432,039	17,432,039	—	—
Equity – international	4,768,097	4,768,097	—	—
Specialty	1,159,053	1,159,053	—	—
Bonds	8,345,197	8,345,197	—	—
Balanced	29,994,295	29,994,295	—	—
Self-directed accounts	1,857,465	1,857,465	—	—

Total investments, at fair value	$69,076,658	$63,556,146	$5,520,512	$—

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 4.      FAIR VALUE MEASUREMENTS  (Continued)

	Recurring Fair Value Measurements at Reporting
	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Investments:
Money market funds	$5,498	$5,498	$—	$—
Common collective trust	6,616,588	—	6,616,588	—
Mutual funds:
Equity – domestic	15,938,361	15,938,361	—	—
Equity – international	4,409,954	4,409,954	—	—
Specialty	1,098,033	1,098,033	—	—
Bonds	7,421,968	7,421,968	—	—
Balanced	25,163,501	25,163,501	—	—
Self-directed accounts	1,528,054	1,528,054	—	—
Pacific Capital Bancorp common stock	3,319,612	3,319,612	—	—

Total investments, at fair value	$65,501,569	$58,884,981	$6,616,588	$—

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 5.      PARTY-IN INTEREST TRANSACTIONS

The Plan invested in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. This fund was comprised of a short-term investment fund component and shares of common stock. During the years ended December 31, 2012, and 2011, the Plan’s investment activities and valuation of this fund were approximately as follows:

	December 31,
	2012	2011
Purchases	$368,051	$426,973
Sales	(6,611,319)	(2,022,804)
Net appreciation and dividends	2,108,411	3,673
Ending investment value	–	3,319,612

Under the terms of the Merger Agreement dated December 1, 2012, each outstanding share of the Company’s common stock was converted into the right to receive $46.00 in cash and reinvested in the Plan’s other funds based on the participant’s allocation of the Plan earnings.

NOTE 6.      TAX STATUS

The Company adopted a non-standardized prototype plan, which received an opinion letter from the Internal Revenue Service (“IRS”) dated May 23, 2008, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since adopting the non-standardized prototype plan. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor has also indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC in the event of noncompliance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 7.       RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8.       PLAN TERMINATION

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. As a result of the Merger, a change in control of the Company occurred, and Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of UNBC. On February 28, 2013, the Plan was terminated and all of the Plan’s assets were merged with Union Bank, N.A. 401(k) Plan and Trust. As a result of the merger with UNBC, all participants became fully vested.

NOTE 9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company’s 2012 and 2011 Form 5500 were prepared under the accrual basis method. For the year ended December 31, 2012, the Plan’s financial statements reported the fair value of the fully benefit-responsive investment contracts as required by the liquidation basis, while the fully benefit-responsive investment contracts as of December 31, 2011 was reported at fair value with an adjustment to contract value for such investments as required for ongoing plan basis. The net assets per the Form 5500 reflect the fair value of fully benefit-responsive investment contracts.

The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, as reported on the financial statements and Form 5500:

	December 31,
Net assets available for benefits:	2012	2011
Per financial statements	$72,597,273	$69,036,087
Fair value adjustment for fully benefit-responsive investment contracts	–	45,342

Per Form 5500	$72,597,273	$69,081,429

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

NOTE 9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500   (Continued)

The following is a reconciliation of the net increase/(decrease) in net assets available for benefits for the year ended December 31, as reported on the financial statements and Form 5500:

	December 31,
Net increase/(decrease) in net assets available for benefits:	2012	2011
Per financial statements	$3,561,186	$(3,578,880)
Fair value adjustment for fully benefit-responsive investment contracts	(45,342)	(128,897)

Per Form 5500	$3,515,844	$(3,707,777)

NOTE 10.       SUBSEQUENT EVENTS

On February 28, 2013, the Plan was terminated and all of the Plan’s assets were merged with Union Bank, N.A. 401(k) Plan and Trust.

The Plan has evaluated subsequent events and transactions that have occurred after December 31, 2012 through June 28, 2013, the date on which the accompanying financial statement were available to be issued and noted no other subsequent events for recognition and disclosure.

Supplemental Schedule

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Federal Capital Preservation Fund	Common/Collective Trust			$5,520,512
	Absolute Opportunity Institutional	Mutual Fund	*	*	118,608
	Alliance Berns Mid-cap Value A	Mutual Fund	*	*	568,839
	American Funds Washington Mutual R4	Mutual Fund	*	*	2,648,910
	Cambiar Small Cap Inv	Mutual Fund	*	*	233,844
	Cohen & Steers Realty Shares	Mutual Fund	*	*	349,343
	Fairholme Fund	Mutual Fund	*	*	2,353,440
	First Eagle Overseas	Mutual Fund	*	*	479,567
	FPA New Income Fund	Mutual Fund	*	*	755,519
	Harbor International Ret	Mutual Fund	*	*	806,380
	JP Morgan High Yield Fund Sel	Mutual Fund	*	*	814,980
	Leuthold Asset Allocation	Mutual Fund	*	*	170,236
	Loomis Sayles Bond Ret	Mutual Fund	*	*	2,359,493
	Masters Sel Smaller Companies	Mutual Fund	*	*	3,318,701
	Masters Select Equity	Mutual Fund	*	*	767,534
	Masters Select International	Mutual Fund	*	*	2,134,117
	PIMCO All Asset Authority CL D	Mutual Fund	*	*	484,675
	PIMCO Total Return D	Mutual Fund	*	*	3,706,592
	PRIMECAP Odyssey Growth	Mutual Fund	*	*	2,597,478
*	Schwab Core Equity	Mutual Fund	*	*	131,624
*	Schwab Hedged Equity Fund	Mutual Fund	*	*	84,668
*	Schwab International Index FD	Mutual Fund	*	*	439,257
*	Schwab S&P 500 Index Inv	Mutual Fund	*	*	4,099,289
*	Schwab Small Cap Index Select	Mutual Fund	*	*	712,380

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	T. Rowe Price Emerging Markets Stock	Mutual Fund	*	*	$908,776
	T. Rowe Price New Era Fund	Mutual Fund	*	*	606,434
	T. Rowe Price Retirement 2010 Adv	Mutual Fund	*	*	8,704,257
	T. Rowe Price Retirement 2020 Adv	Mutual Fund	*	*	8,742,654
	T. Rowe Price Retirement 2030 Adv	Mutual Fund	*	*	9,357,250
	T. Rowe Price Retirement 2040 Adv	Mutual Fund	*	*	639,131
	T. Rowe Price Retirement 2050 Adv	Mutual Fund	*	*	370,066
	T. Rowe Price Retirement Inc Adv	Mutual Fund	*	*	1,004,973
	T. Rowe Price Spectrum Income	Mutual Fund	*	*	708,613
	T. Rowe Price Capital Appreciation	Mutual Fund	*	*	521,053
*	Participant loans	Interest rates ranging from 3.25% – 10.00%, maturing on various dates through June 2026	—		2,258,426

*	Personal Choice Retirement Accounts	Total self-directed accounts	*	*	1,857,465

					$71,335,084

* Party-in-interest

** Cost omitted in accordance with Department of Labor’s reporting requirements for participant-directed accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 28, 2013	/s/ Robert Dodgion
Robert Dodgion SVP, Human Resources Controller